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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Plains All American Pipeline, L.P.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Units
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  726503 10 5
                ----------------------------------------------
                                (CUSIP Number)

                             Michael R. Patterson
                             Senior Vice President
                           Plains All American Inc.
                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               November 23, 1998
                ----------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                                ---------------------
  CUSIP NO. 726503 10 5                                    Page 2 of 9 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Plains Resources Inc.                         13-2898764
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

       OO; see Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

       U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           6,974,239 Common Units of Plains All American
     OWNED BY               Pipeline, L.P.**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           6,974,239 Common Units of Plains All American
                            Pipeline, L.P.**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       6,974,239 Common Units of Plains All American Pipeline, L.P.**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       34.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

       HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 6,974,239 Common Units held by PAAI LLC, an indirect, wholly-owned subsidiary of Plains Resources Inc. PAAI LLC also holds 10,029,619 subordinated limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (333-64107), incorporated herein by reference.

SCHEDULE 13D

-------------------------                                ---------------------
  CUSIP NO. 726503 10 5                                    Page 3 of 9 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Plains All American Inc.                      76-0562201
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

       OO; see Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

       U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           6,974,239 Common Units of Plains All American
     OWNED BY               Pipeline, L.P.**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           6,974,239 Common Units of Plains All American
                            Pipeline, L.P.**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       6,974,239 Common Units of Plains All American Pipeline, L.P.**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       34.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

       HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 6,974,239 Common Units held by PAAI LLC, wholly-owned subsidiary of
  Plains All American Inc. PAAI LLC also holds 10,029,619 subordinated limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (333-64107), incorporated herein by reference.

SCHEDULE 13D

-------------------------                                ---------------------
  CUSIP NO. 726503 10 5                                    Page 4 of 9 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PAAI LLC                                      76-1587114
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

       OO; see Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

       U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           6,974,239 Common Units of Plains All American
     OWNED BY               Pipeline, L.P.**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           6,974,239 Common Units of Plains All American
                            Pipeline, L.P.**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       6,974,239 Common Units of Plains All American Pipeline, L.P.**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       34.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

       OO; Limited Liability Company
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**PAAI LLC also holds 10,029,619 subordinated limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (333-64107), incorporated herein by reference.

                                                               Page 5 of 9 Pages

                        ORIGINAL REPORT ON SCHEDULE 13D



Item 1.   Security and Issuer
          -------------------

     This statement on Schedule 13D is being filed by Plains Resources Inc., Plains All American Inc. and PAAI LLC (collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). This statement relates to the common limited partner interests (the "Common Units"), of Plains All American, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 500 Dallas, Suite 700, Houston, Texas 77002.


Item 2.   Identity and Background
          -----------------------

     (a) - (c) The information required to be filed in response to paragraphs
(a), (b) and (c) of Item 2 with respect to the Reporting Persons is set forth on
Schedule I.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Plains Resources Inc. and Plains All American Inc. are Delaware corporations and PAAI LLC is a Delaware limited liability company.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The Reporting Persons acquired beneficial ownership of 6,974,239 Common Units on November 23, 1998 in exchange for the contribution of certain assets to the Partnership in connection with the Partnership's initial public offering.


Item 4.   Purpose of Transaction
          ----------------------

     The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.


Item 5.   Interest in Securities of the Company
          -------------------------------------

     (a) There were 20,059,239 Common Units outstanding as of November 23, 1998, the date of the initial public offering. The Reporting Persons are deemed to be the beneficial owners of 6,974,239 Common Units, which constitute approximately 34.8% of the total issued and outstanding Common Units as of November 23, 1998.

                                                               Page 6 of 9 Pages


     (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.


     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.


     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.


     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of the Company
          ----------------------------


     The 6,974,239 Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Appendix A of the Prospectus constituting part of the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.


Item 7.   Material to be filed as Exhibits
          --------------------------------

     Exhibit A: Registration Statement on Form S-1 for Plains All American Pipeline, L.P. (333-64107) incorporated herein by reference.


     Exhibit B: Joint Filing Agreement, dated December 3, 1998.

                                                               Page 7 of 9 Pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: December 3, 1998             Plains Resources Inc.



                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                          Vice President



                                   Plains All American Inc.



                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                       Senior Vice President





                                   PAAI LLC




                                   By: Plains All American Inc., its sole member


                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                       Senior Vice President

                                                               Page 9 of 9 Pages

                                   Exhibit B



     Each of the undersigned hereby agrees that the Schedule 13D dated December 3, 1998, to which this Agreement is attached as Exhibit B, and any amendments thereto, may be filed on behalf of such person.


     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



Date: December 3, 1998             Plains Resources Inc.


                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                          Vice President



                                   Plains All American Inc.


                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                       Senior Vice President




                                   PAAI LLC


                                   By: Plains All American Inc., its sole member


                                   /s/ Michael R. Patterson
                                   ----------------------------
                                       Michael R. Patterson
                                       Senior Vice President

                                                               Page 8 of 9 Pages

                                   SCHEDULE I
                                   ----------


NAME                               BUSINESS ADDRESS
----                               ----------------
Plains Resources Inc.              500 Dallas, Suite 700
                                   Houston, Texas 77002

Plains All American Inc.           500 Dallas, Suite 700
                                   Houston, Texas 77002

PAAI LLC                           500 Dallas, Suite 700
                                   Houston, Texas 77002